MONDEE HOLDINGS, INC.

10800 Pecan Park Blvd.

Suite 315

Austin, TX 78750

October 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Timothy S. Levenberg

Re:	Mondee Holdings, Inc.
Registration Statement on Form S-1
File No. 333-266277

Dear Mr. Timothy S. Levenberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MONDEE HOLDINGS, INC., a Delaware corporation, hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on October 12, 2022, or as soon as practicable thereafter.

Please contact Michael S. Lee (michael.lee@reedsmith.com / telephone: (212) 549-0358) of Reed Smith LLP with any questions and please notify when this request for acceleration has been granted.

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Sincerely,

By:	/s/ Dan Figenshu
Name:	Dan Figenshu
Title:	Chief Financial Officer

cc:	Michael S. Lee, Lynwood E. Reinhardt, Panos Katsambas, Reed Smith LLP

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